VIA EDGAR Ms. Kim McManus U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Washington, DC 20549

Re:

GraniteShares Gold Trust (the “Registrant”)
Amendment No. 1 to Draft Registration Statement on Form S-1
confidentially submitted on June 2, 2017
CIK No. 0001690437

Dear Ms. McManus:

On behalf of GraniteShares Gold Trust (the “Trust”), this letter is in response to the written comments you provided on June 28, 2017 regarding the above-referenced draft registration statement (the “Registration Statement).

Risk Factors

1.

Comment: We note your disclosure on page 20, indicating that the Sponsor and Trustee may amend the Trust Agreement without the consent of the holders of the Shares. You also state that in some circumstances the Sponsor and Trustee may amend the Trust Agreement, however, such amendment may not become effective until 30 days after the Trustee notifies DTC of the amendment, at which time registered and beneficial owners of the Shares are deemed to agree to the amendment. Please revise to include robust risk factor disclosure associated with this negative consent provision or tell us if you believe additional disclosure is not necessary.

Response: The Registrant has updated the disclosure under the paragraph headed “The Sponsor and the Trustee may agree to amend the Trust Agreement without the consent of the Shareholders” on page 22 as follows:

The Sponsor and the Trustee may agree to amend the Trust Agreement, including to increase the Sponsor’s Fee, without Shareholder consent. If an amendment imposes new fees and charges or increases existing fees or charges, including the Sponsor’s Fee (except for taxes and other governmental charges, registration fees or other such expenses, or prejudices a substantial right of Shareholders), it will become effective for outstanding Shares 30 days after notice of such amendment is given to registered owners. Shareholders that are not registered owners (which most shareholders will not be) may not receive specific notice of a fee increase other than through an amendment to the prospectus. Moreover, at the time an amendment becomes effective, by continuing to hold Shares, Shareholders are deemed to agree to the amendment and to be bound by the Trust Agreement as amended without specific agreement to such increase (other than through the “negative consent” procedure described above).

Ms. Kim McManus

July 17, 2017

Plan of Distribution

2.

Comment: We note your revised disclosure in response to comment 4 that the initial Baskets will be purchased by an initial Authorized Participant. Please also revise your disclosure to state that the initial Authorized Participant will be a statutory underwriter.

Response: The Registrant has added the following disclosure as the second sentence to the fourth paragraph on page 57:

The initial Authorized Participant was acting as a statutory underwriter in connection with the initial purchase of shares.

Draft Exhibit 5.1

3.

Comment: Refer to the fourth paragraph. The opinion provides that the shares will be validly authorized when sold in accordance with . . . “the requirements of applicable federal and state law.” This qualification appears overly broad and may be read to assume material facts underlying the required opinion. Please revise to eliminate this qualification or explain why it is necessary and appropriate. Refer to SLB No. 19.

Response: The Registrant has updated the disclosure as follows:

“…we are of the opinion that the Shares proposed to be offered and sold pursuant to the Registration Statement, when it is made effective by the Commission or otherwise pursuant to the rules and regulations of the Commission, will have been validly authorized by the Trust and, when sold in accordance with the terms of and in the manner contemplated by the Registration Statement will be validly issued, fully paid and non-assessable.”

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If you have any questions regarding this letter, please call W. Thomas Conner at (202) 312-3331.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

WTC

cc:

William Rhind
Benoit Autier
Peter McPhun
Wilson Lee